



SECURITIES A[illegible]
Was[illegible] 10035700

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 65657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CDK FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 PARK AVENUE SUITE 1104
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS W. KEESEE (212) 871-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM T MCCALLUM, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 THIRD AVENUE SUITE 2805 NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS W. KEESEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDK FINANCIAL SERVICES, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANA SEWELL
Notary Public, State of New York
No. 01SE6116028
Qualified in Dutchess County
Commission Expires: 9/20/12

Signature

PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

February 26, 2010

SENT VIA FEDEX **798426821374**

Securities and Exchange Commission
Headquarters
100 F Street, NE
Washington, DC 20549
Tel 202-942-8088

Re: CDK Financial Services, LLC.
SEC File # 8-65657
Form: Annual Audit Report Form X-17A-5 Part III

Gentlemen:

Enclosed please find two copies of the following: Annual Report Form X-17A-5 Part III which includes a copy of the December 31, 2009 Annual Audit Financial Statement, Independent Auditor's Report on Internal Control and SIPC Supplemental Report for CDK Financial Services, LLC ("the Company").

If you have any further questions, please feel free to give me a call.

Sincerely,



William T. McCallum

CDK FINANCIAL SERVICES, LLC

REPORT PURSUANT TO RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2009

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

INDEPENDENT AUDITOR'S REPORT

To the Members of
CDK Financial Services, LLC

We have audited the accompanying statement of financial condition of CDK Financial Services, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of CDK Financial Services, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 22, 2010

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

ASSETS	
Cash	$ 226,702
Restricted Cash (Note E)	200,174
Fees Receivable (Note C)	1,861,277
Total Assets	$ 2,288,153

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 471,315
Deferred Tax Liability (Note A & D)	56,620
TOTAL LIABILITIES	527,935
MEMBERS' EQUITY	1,760,218
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,288,153

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
December 31, 2009

REVENUES:	
Placement Fees (Note C)	$ 3,802,300
Interest Income	867
TOTAL REVENUE	3,803,167
EXPENSES:	
Salaries	631,489
Commissions	214,502
Support Fees (Note B)	356,186
Rent	308,431
Pension Expense	13,964
Other Operating Expenses	166,237
TOTAL EXPENSES	1,690,809
PROVISION FOR CITY INCOME TAX (Note D)	103,070
NET INCOME	$ 2,009,288

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
December 31, 2009

MEMBERS' EQUITY AT THE BEGINNING OF YEAR	$	561,630
NET INCOME		2,009,288
MEMBERS' DISTRIBUTIONS		(810,700)
MEMBERS' EQUITY AT END OF YEAR	$	1,760,218

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 2,009,288
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease (Increase) in assets:	
Deferred Tax Asset (Note A & D)	9,034
Fees Receivable	(1,794,862)
Increase in liabilities:	
Accounts Payable	152,376
Deferred City Income Tax	56,620
NET CASH PROVIDED BY OPERATING ACTIVITIES	432,456
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in assets:	
Restricted Cash	24,466
NET CASH USED IN INVESTING ACTIVITIES	24,466
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' Distributions	(810,700)
NET CASH USED IN FINANCING ACTIVITIES	(810,700)
NET DECREASE IN CASH	(353,778)
CASH AT BEGINNING OF THE YEAR	580,480
CASH AT END OF THE YEAR	$ 226,702
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for city income taxes	$ 10,113

The accompanying notes are an integral part of these financial statements

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CDK Financial Services, LLC (the "Company"), is a Delaware Limited Liability Company that is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by several hedge fund managers, located both in the United States and offshore. The Company's revenue is derived from placement fees, which are related to management and performance fees. These fees are received by the Company's clients on the assets placed by the Company by investors in hedge funds managed by the Company's clients. The Company does not handle clients' funds or securities and is not otherwise engaged in securities trading.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation included, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk arising from cash deposits in excess of insured limits

The Company maintains its cash balances at a major banking institution. The Company does not believe that it has any risk with respect to its cash balances.

Receivables

Receivables are uncollateralized obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Since management believes that the receivables recorded are fully collectible and are therefore stated at net realizable value, at December 31, 2009, management has not provided an allowance for doubtful accounts.

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement.

Deferred tax assets and liabilities for New York City income tax purposes are recognized and provide for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities utilizing the accrual method of accounting and their respective income tax bases utilizing the cash method of accounting for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition

Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

NOTE B: RELATED-PARTY TRANSACTIONS

The Company receives support and administrative services from one of the Company's members. In this regard, in consideration of a support fee, the affiliate incurs significant operating expenses on behalf of the Company. For the year ended December 31, 2009, the Company incurred $356,186 in support fees.

NOTE C: PLACEMENT FEE AGREEMENTS

The Company entered into agreements with unrelated entities whereby, the Company earns placement fees related to management and performance fees of various hedge funds. Generally, placement fees related to the management fees are pre-paid at the beginning of each quarter whereas, the placement fees related to performance fees are generally payable within five days of receipt by the Company's clients, the majority of which are at year end. During 2009 the Company's placement fees related to management fees and performance fees were $1,961,579 and $1,840,721, respectively. At December 31, 2009, placement fees receivable related to management fees and performance fees amounted to $1,861,277. For the year ended December 31, 2009, approximately 97% of the fees were earned from one unrelated entity.

NOTE D: INCOME TAXES

Although The Company pays no federal or state income taxes as a limited liability company that has elected to be treated as a partnership.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE D: INCOME TAXES (continued)

Management has determined that the adoption of FASB ASC 740 did not have a material impact to the Company's financial statements. However, management's conclusions regarding the standard will be subject to review and may be adjusted at a later date based on factors, including but not limited to, on-going analyses of changes in tax laws, regulations and interpretations thereof.

The Company is subject to the New York City unincorporated business tax on its income, with modifications, at the rate of four percent. As such, for the year ended December 31, 2009, the New York City income tax provision as determined in accordance with FASB ASC 740 are as follows:

Current City Tax	$ 46,450
Deferred City Tax Liability	56,620
Provision for City Income Taxes	$103,070

At December 31, 2009, the deferred tax liability resulted from timing differences between financial and income tax reporting related to fees receivable and accounts payable.

NOTE E: DESCRIPTION OF LEASE AGREEMENTS MINIMUM FUTURE LEASE OBLIGATIONS

Effective as of June 15, 2005, the Company entered into a seven year lease agreement for office space in New York City.

The following is a schedule of the Company's required minimum future annual lease obligations:

Year	Rental
2010	288,252
2011	288,252
2012	144,126
	$ 720,630

NOTE E: DESCRIPTION OF LEASE AGREEMENTS MINIMUM FUTURE LEASE OBLIGATIONS-CONTINUED

In lieu of providing a cash security deposit pursuant to the lease agreement, the Company provided a bank issued letter of credit ("the Letter") to the landlord in the amount of $280,245. The bank's collateral for said Letter is in the form of a restricted cash balance. The Letter may be reduced by $22,242 each year at the end of the second, third and fourth lease year and by $24,021 each year at the end of the fifth and sixth year. As of December 31, 2009, the restricted cash balance was $200,174.

NOTE F: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission *Uniform Net Capital Rule* (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009, the Company had net capital of $79,874 which exceeded requirements by $64,287.

NOTE G: SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 22, 2010, the date the statements were available for issuance and determined that there were no further items to report or disclose.

CDK FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2009

CREDITS	
Members' equity	$ 1,760,218
Discretionary Liabilities	237,500
Deferred Tax Liability	56,620
TOTAL CREDITS	2,054,338
DEBITS	
Nonallowable assets:	
Fee Receivables, net of compensation payable only upon collection of the fees	1,774,290
Restricted Cash	200,174
TOTAL DEBITS	1,974,464
NET CAPITAL	79,874
Minimum net capital requirement - greater of 6 2/3% of aggregate indebtedness of $98,939 or $5,000	15,587
NET CAPITAL IN EXCESS OF REQUIREMENT	64,287
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities net of discretionary liabilities	233,815
TOTAL AGGREGATE INDEBTEDNESS	$ 233,815
Ratio of aggregate indebtedness to net capital	2.93

There were no material differences between net capital as reported above and net capital as reported in the Company's filed unaudited FOCUS Part IIA report as of December 31, 2009.

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2009

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members
CDK Financial Services, LLC
New York, New York

In planning and performing our audit of the financial statements and supplementary information of CDK Financial Services, LLC (the Company), for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicted a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
February 22, 2010